This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Subject to Completion Preliminary Term Sheet dated July 2, 2026

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

(To Prospectus dated December 8, 2025,

Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY ARN-1 dated January 5, 2026)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	July , 2026 August , 2026 September , 2027
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

BofA Finance LLC

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF

Fully and Unconditionally Guaranteed by Bank of America Corporation

■Maturity of approximately 14 months

■3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [11.00% to 15.00%]

■1-to-1 downside exposure to decreases in the Underlying Fund, with 100% of your investment at risk

■All payments occur at maturity and are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes

■No periodic interest payments

■In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

■Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of the accompanying product supplement, page S-6 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is expected to be between $9.23 and $9.89 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$10.000	$
Underwriting discount(1)	$0.175	$
Proceeds, before expenses, to BofA Finance	$9.825	$

(1)For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution; Conflicts of Interest” below.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

    July , 2026

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

Summary

The Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Invesco S&P 500 Equal Weight ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our and BAC’s credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes		Redemption Amount Determination
Issuer:	BofA Finance LLC (“BofA Finance”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Invesco S&P 500 Equal Weight ETF (Bloomberg symbol: “RSP”)
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:

The average of the Closing Market Prices of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-26 of the accompanying product supplement.

Price Multiplier	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-29 of the accompanying product supplement
Participation Rate:	300%
Capped Value:	[$11.10 to $11.50] per unit, which represents a return of [11.00% to 15.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging- related charge of $0.05 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

The terms and risks of the notes are contained in this term sheet and in the following:

■Product supplement EQUITY ARN-1 dated January 5, 2026:
https://www.sec.gov/Archives/edgar/data/70858/000121390026000770/ea0271654-01_424b2.htm

■Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

■You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

■You are willing to risk a loss of principal and return if the Underlying Fund decreases from the Starting Value to the Ending Value.

■You accept that the return on the notes will be capped.

■You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

■You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

■You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.

■You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

■You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

■You seek principal repayment or preservation of capital.

■You seek an uncapped return on your investment.

■You seek interest payments or other current income on your investment.

■You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

■You seek an investment for which there will be a liquid secondary market.

■You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.30 per unit (the midpoint of the Capped Value range of [$11.10 to $11.50]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, a Capped Value of $11.30 (the midpoint of the Capped Value range of [$11.10 to $11.50]) per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer and guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
104.34	4.34%	$11.30(2)	13.00%
105.00	5.00%	$11.30	13.00%
110.00	10.00%	$11.30	13.00%
120.00	20.00%	$11.30	13.00%
130.00	30.00%	$11.30	13.00%
140.00	40.00%	$11.30	13.00%
150.00	50.00%	$11.30	13.00%
160.00	60.00%	$11.30	13.00%

(1)The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value:100.00
Ending Value:80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value:100.00
Ending Value:102.00
= $10.60 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:100.00
Ending Value:130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.30 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of the accompanying product supplement, page S-6 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

■Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

■Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

■Payments on the notes are subject to our credit risk, and the credit risk of BAC, and any actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

■We are a finance subsidiary and, as such, have no independent assets, operations or revenues.

■BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.

■The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC; events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.

Valuation- and Market-related Risks

■The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the price of the Underlying Fund, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging-related charge, all as further described in “Structuring the Notes” on page TS-12. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Fund, our and BAC’s creditworthiness and changes in market conditions.

■A trading market is not expected to develop for the notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

■Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Conflict-related Risks

■BAC and its affiliates’ hedging and trading activities (including trades in the Underlying Fund or in shares of companies included in the Underlying Fund) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

■There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.  We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

■The sponsor and investment advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

■The sponsor of the S&P 500® Equal Weight Index, the Underlying Fund's underlying index (the “Underlying Index”) may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

■You will have no rights of a holder of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

■While BAC and our other affiliates may from time to time own securities of companies included in the Underlying Fund, we, BAC and our other affiliates do not control any company included in the Underlying Fund, and have not verified any disclosure made by any other company.

■There are liquidity and management risks associated with the Underlying Fund.

■The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or securities held by the Underlying Fund may be adversely affected, sometimes materially.

■Risks associated with the Underlying Fund or the underlying assets of the Underlying Fund will affect the share price of the Underlying Fund and hence, the value of the notes.

■The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-28 of product supplement EQUITY ARN-1.

Tax-related Risks

■The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-41 of the accompanying product supplement.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Invesco Capital Management LLC, the advisor to the Underlying Fund. The advisor, which licenses the copyright and all other rights to the Underlying Fund, has no obligation to continue to publish, and may discontinue publication of, the Underlying Fund. The consequences of the advisor discontinuing publication of the Underlying Fund are discussed in the section entitled “Description of the ARNs – Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-31 of the accompanying product supplement.  None of us, BAC, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of the Underlying Fund or any successor underlying fund.

The Invesco S&P 500® Equal Weight ETF

The shares of the RSP are issued by Invesco Exchange-Traded Fund Trust (the “Invesco Trust”), a registered investment company. Invesco Capital Management LLC is currently the investment adviser to the RSP. The RSP seeks investment results that correspond generally to the performance, before fees and expenses, of the of the S&P 500® Equal Weight Index (“SPW”). The SPW is an equal-weighted version of the S&P 500® Index (“SPX”). The RSP is the successor to the investment performance of the Guggenheim S&P 500® Equal Weight ETF (the “Predecessor Fund”) as a result of the reorganization of the Predecessor Fund into the RSP, which was consummated after the close of business on April 6, 2018. The Invesco S&P 500® Equal Weight ETF trades on the NYSE Arca under the ticker symbol “RSP.”

Investment Approach

The RSP uses an “indexing” investment approach to seek to track the investment results, before fees and expenses, of the SPW. The RSP employs a “full replication” methodology in seeking to track the SPW, meaning that it generally invests in all of the securities comprising the SPW in proportion to their weightings in the SPW. The RSP will generally invest at least 90% of its total assets in the securities that comprise the SPW. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those same weightings. In those circumstances, the RSP may purchase a sample of securities in the SPW. A “sampling” methodology means that Invesco uses quantitative analysis to select securities from the SPW universe to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the SPW in terms of key risk factors, performance attributes and other characteristics. These include industry weightings, market capitalization, return variability, earnings valuation, yield and other financial characteristics of securities. When employing a sampling methodology, Invesco bases the quantity of holdings in the RSP on a number of factors, including asset size of the RSP, and generally expects the RSP to hold less than the total number of securities in the SPW.

The RSP’s return may not match the return of the SPW for a number of reasons. For example, the RSP incurs operating expenses not applicable to the SPW and incurs costs in buying and selling securities, especially when rebalancing the RSP’s securities holdings to reflect changes in the composition of the SPW. In addition, the performance of the RSP and the SPW may vary due to asset valuation differences and differences between the RSP’s portfolio and the SPW resulting from legal restrictions, cost or liquidity constraints.

The S&P 500® Equal Weight Index

The SPW is the equal weight version of the SPX.

The composition of the SPW is the same as the SPX. Constituent changes are incorporated in the SPW as and when they are made in the SPX. When a company is added to the SPW in the middle of the quarter, it takes the weight of the company that it replaced. The one exception is when a company is removed from the SPW at a price of $0.00. In that case, the company’s replacement is added to the SPW at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted company was not valued at $0.00.

The SPW is calculated and maintained in the same manner as the SPX, except that the constituents of the SPW are equally weighted rather than weighted by float-adjusted market capitalization. To calculate an equal-weighted index, the market capitalization for each stock used in the calculation of the index is redefined so that each index constituent has an equal weight in the index at each rebalancing date. In addition to being the product of the stock price, the stock’s shares outstanding, and the stock’s investible weight factor (“IWF”), an additional weight factor (“AWF”) is also introduced in the market capitalization calculation to establish equal weighting. The AWF of a stock is the adjustment factor of that stock assigned at each index rebalancing date that makes all index constituents’ modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index.

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the SPX, may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the SPX must have an unadjusted company market capitalization of $20.5 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $18.0 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payments on the Notes.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares, are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2016 through July 1, 2026.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 1, 2026, the Closing Market Price of the Underlying Fund was $213.41. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

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This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the Notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

MLPF&S and BofAS, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the case of BofAS and as dealer in the case of MLPF&S in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

●the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund.  The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-7 and “Use of Proceeds” on page PS-22 of the accompanying product supplement.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the Invesco S&P 500 Equal Weight ETF, due September , 2027

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

■There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

■You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Underlying Fund.

■Under this characterization and tax treatment of the notes, a U.S. Holder (as defined on page 76 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.

■In addition, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income. Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

■Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-37 of product supplement EQUITY ARN-1.

Where You Can Find More Information

We and BAC have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are BAC’s registered service marks.

Accelerated Return Notes®	TS-13